SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

SUPPL

Madrid, September 2004

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits a copy of the information regarding 2004 first quarter results, filed with the C.N.M.V dated on 27/04/04

EXHIBIT 2.-Telepizza submits a copy of the announce made by the Board Directors about the issue of Bonds convertible into and/or exchangeable for shares that was closed at a meeting held on that same day issue of bonds that are convertible and/or exchangeable into shares, filed with the C.N.M.V dated on 27/04/04

EXHIBIT 3.- Telepizza submits a copy of the communication where the interest rate to be applied to the first period of six months interest for the first issue of Bonds convertible into and/or exchangeable for shares of Tele Pizza, S.A. would be 2.806%, filed with the C.N.M.V dated on 21/05/04

EXHIBIT 4.- Telepizza submits a copy of the Agenda for the General Meeting of Shareholders, filed with the C.N.M.V dated on 01/06/04

EXHIBIT 5.- Telepizza submits a copy of the documentation about the next General Meeting of Shareholders, filed with the C.N.M.V dated on 02/06/04

Dlw 9/28

EXHIBIT 6.- Telepizza submits a copy of the documentation related to the next General Meeting of Shareholders, filed with the C.N.M.V dated on 04/06/04

EXHIBIT 7.- Telepizza submits a copy of the entered into a Masterfranchise agreement with the Campero Grupo for the Republic of Guatemala, filed with the C.N.M.V dated on 25/06/04

EXHIBIT 8.-Telepizza submits a copy of the resolutions adopted by the General Meeting of Shareholders held on that same day, filed with the C.N.M.V dated on 29/06/04

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 27/04/04 **Outstanding Fact 49134**

The company sent information about the results obtained in the first quarter of 2004.

QUARTERLY INFORMATION REGARDING:

QUARTER **First** YEAR **2004**

Corporate name:
Tele Pizza, S.A.

Registered offices:
C/ ISLA GRACIOSA, 7 SAN SEBASTIAN DE LOS REYES (MADRID)

Fiscal ID No.:
A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:

D. Fernando Zapater
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TURNOVER (1)	0800	47.198	46.340	68.852	70.179
PROFIT BEFORE TAX	1040	1.469	-1.899	8.249	1.715
PROFIT FOR THE YEAR	1044	915	-1.234	5.356	439
Profit allocated to minority interests	2050			-5	-104
PROFIT ALLOCATED TO THE PARENT COMPANY	2060			5.351	335
SHAREHOLDERS' EQUITY	0500	6.708	6.708		
AVERAGE No. OF EMPLOYEES	3000	3.109	3.165	6.890	7.583

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the genera status of the affairs of the company).

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

The Telepizza Group obtained in the first Quarter of 2004 a consolidated net income of 5.35 million euros, which involves having multiplied by 15 the net income obtained in the first Quarter of 2003, getting the same results than in whole 2000, 2001 and 2002 financial years.

Gross Operating Income (EBIDTA) has increased up to 18.02 million euros in contrast to the 11.73 million euros obtained in the same period of 2003.

Last year, Telepizza has finished its reorganization process, allowing the company to make deeper in its lane of profitability. Thus, EBITDA margin has increase by 20,1 per cent in the first quarter 2004 versus 16.7 per cent in the same period last year.

Ordinary result has increased by 48.2 per cent during 2004 first quarter, reaching 7.87 million euros.

Operating Income has grown up to 72.7 million euros, decreasing 1.9 per cent respect to the 74.1 million euros achieved in the first quarter 2003, a difference that is explained by the differences in the consolidation scope.

With regard to the first Issue of Bonds Convertible Into and/or Exchangeables for Shares of Telepizza, the issue has closed with 4.180.452 bonds suscribed, which represent a 93.48 per cent of the issue.

At the end of the first half-year of 2004, Telepizza had 762 establishments, in contrast to the 716 establishments it had at the end of the fiscal year 2003, a difference that is explained most of all by the incorporation of 42 corners in Central America.

In Spain the company has 226 owned stores and 309 franchised stores, this means that Telepizza manage 42.2 per cent of the establishments in our country.

The new installations of Telepizza, located in Daganzo (Madrid), has started to serve all the outlets in Spain in March, this allowing us improve the efficiency of the operations.

Telepizza has continued with the modernization process of the image, this change has covered from a new writing of the brand name, a new image for the outlets, both interior and exteriror, a new uniform design of to some new guidelines for communication with customers, aimed at transmitting a renewed, modern, simple image that connotes quality and is close to the consumer.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the previous consolidated annual accounts have been applied hereto, the same complying with the rules in force.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:
(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	0,00	0,00	0,00
2. Preferred Stock	3110	0,00	0,00	0,00
3. Shares with no voting rights	3120	0,00	0,00	0,00

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240	X	
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F) EXPLANATORY ANNEXE FOR SIGNIFICANT FACTS

On 1st May 2004, the company sent information about the results obtained in the second half-year of 2003.

On 25th March 2004, Telepizza sent information on the first issue of Bonds convertible into and/or exchangeable for shares of the company itself.

NOTA: **en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.**

INSTRUCTIONS FOR FILLING IN THE QUARTERLY SAMPLE OF PROFIT AND LOSS

(GENERAL INFORMATION)

-.Except as otherwise provided for, the requested figures shall be expressed in million euros, with no decimals, and the same being rounded off.

-.Negative amounts shall bear a minus sign (-) in front of the relevant number.

-.Except as otherwise provided for, each datum expressed with figures shall be given together with the datum for the previous fiscal year.

-. **Definitions:**

(1) The net turnover amount shall include the amounts for the sale of products and for the rendering of services related to the ordinary businesses of the company, less any allowances or other deductions on sales, as well as the value added tax and other taxes directly related with the said turnover amount.

telepizza®

First Quarter Results 2004

April 2004

Telepizza Today

- Balance sheet restatement already done
- Modernization process carried out
- Initial leverage on the investments
- Low level of future needs for capex

	1T 2004	1T 2003	Δ %
EBITDA	13,85	11,73	18,02%
Ordinary Profit	7,87	5,31	48,15%
Net Profit	5,35	0,33	1497,84%

Figures in euro million

telepizza®

Chain Sales

	Y-T-D March 04	Y-T-D March 03	Δ %
Spain	**80.49**	**81.25**	**-0.9%**
Portugal	8.96	9.03	-0.7%
Polnad *	5.41	5.77	-6.2%
Chile **	2.67	2.31	15.6%
Central America	1.04	0.00	---
Subtotal International	**18.07**	**17.10**	**5.7%**
Subtotal Sales	**98.56**	**98.35**	**0.2%**
Not operating countries 2004			
Mexico	0.00	1.16	---
France	0.00	1.50	---
Subtotal	**0.00**	**2.66**	---
Total Sales	**98.56**	**101.01**	**-2.4%**

* Poland: Growth in local currency: **+6.9%**

** Chile: Growth in local currency:**+23.5%**

Figures in euro million

telepizza®

Consolidated Profit and Loss Account

	1Q 2004	%	1Q 2003	%	Δ %
Turnover	68.85	100.0%	70.18	100.0%	-1.89%
Other Operating Income	3.84	5.6%	3.93	5.6%	-2.18%
Total Operating Income	**72.70**	105.6%	**74.11**	105.6%	**-1.91%**
Cost of goods sold	**-18.78**	-27.3%	**-20.15**	-28.7%	-6.78%
Gross Margin	**53.91**	78.3%	**53.96**	76.9%	**-0.09%**
Personnel Cost	-22.67	-32.9%	-23.20	-33.1%	-2.28%
Other Operating expenses	-17.39	-25.3%	-19.02	-27.1%	-8.58%
EBITDA	**13.85**	20.1%	**11.73**	16.7%	**18.02%**

Figures in euro million

telepizza®

1st Quarter EBITDA trend


15.00
10.00
5.00
0.00
13.29
12.52
11.73
13.85
1Q 2001
1Q 2002
1Q 2003
1Q 2004

Figures in euro million

telepizza®

Consolidated Profit and Loss Account

	1Q 2004	%	1Q 2003	%	Δ %
EBITDA	**13.85**	**20.1%**	**11.73**	**16.7%**	**18.02%**
Depreciation and amortization	-4.49	-6.5%	-4.86	-6.9%	-7.72%
EBIT	**9.36**	13.6%	**6.87**	9.8%	**36.25%**
Financial Result	**-1.17**	**-1.7%**	**-1.18**	**-1.7%**	**-1.28%**
Share in results from companies conso. under the equity met	0.00	0.0%	0.00	0.0%	--
Amortization of consolidated goodwill	-0.32	-0.5%	-0.38	-0.5%	-14.28%
ORDINARY PROFIT	7.87	**11.4%**	5.31	**7.6%**	**48.15%**
Extraordinay Result	**0.38**	**0.6%**	**-3.60**	**-5.1%**	---
CONSOLIDATED PROFIT BEFORE TAXES	**8.25**	**12.0%**	**1.71**	**2.4%**	**381.00%**
Corporation Tax	-2.89	-4.2%	-1.28	-1.8%	126.66%
CONSOLIDATED PROFIT	5.36	**7.8%**	**0.44**	**0.6%**	**1120.36%**
Profit allocated to minority interests	-0.01	0.0%	-0.10	-0.1%	-94.90%
PROFIT ALLOCATED TO THE PARENT COMPANY	5.35	**7.8%**	0.33	**0.5%**	**1497.84%**

Figures in euro million

telepizza®

Stores

	March -04	Dec-04
SPAIN	**535**	**532**
INTERNATIONAL	**227**	**184**
Portugal	65	65
Poland	87	87
Chile	33	32
Central America **	42	0
TOTAL	**762**	**716**

*41 Telepizza stores within Pollo Campero Restaurants and 1 Telepizza Free-stander

telepizza®

Stores

	March-04		Dec-03	
Spain	**535**		**532**	
Owned stores	226	42.2%	230	43.2%
Franchised stores	309	57.8%	302	56.8%
INTERNATIONAL	**227**		**184**	
Owned stores	130	57.3%	132	71.7%
Franchised stores	97	42.7%	52	28.3%
TOTAL	**762**		**716**	
Owned stores	356	46.7%	362	50.6%
Franchised stores	406	53.3%	354	49.4%

telepizza®

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 27/04/04 **Outstanding Fact 49135**

The company communicated that the Board of Directors had formally announced that the issue of Bonds convertible into and/or exchangeable for shares of the company itself was closed at a meeting held on that same day.

TO BE INCLUDED UNDER HEADING "SIGNIFICANT FACTS"

Madrid, 27th April 2004

Dear Sirs,

With regard to the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A., whose Prospectus was registered on the 24th of March 2004 by this National Securities and Exchange Commission, and in accordance with provisions set forth in article 82 of Securities Market Act 24/1988 of 28 July, TELE PIZZA, S.A., by means of this communication, proceeds to inform the following for its inclusion in the public records of the National Securities and Exchange Commission:

The Board of Directors in its meeting held on this 27th day of April 2004, in the exercise of the functions which lie with the said Board in accordance with paragraph II. 23.3.4 of the Prospectus referred to above, has declared the issue closed and partially subscribed with respect to a total of 4,180,452 bonds (which represent 93.48% of the total issue), in the total face amount of 58,526,328 euros, which corresponds to the subscriptions effectively carried out by the bondholders.

Best regards,

TELE PIZZA, SA.

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 21/05/04 **Outstanding Fact 16383**

The company communicated that the rate of interest to be applied to the first period of six months interest for the first issue of Bonds convertible into and/or exchangeable for shares of Tele Pizza, S.A. would be 2.806%.

SIGNIFICANT FACTS

Madrid, 20th May 2004

With regard to the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELE PIZZA, S.A., whose Prospectus was registered on the 24th of March 2004 at his National Securities and Exchange Commission, and in accordance with provisions set forth in article 82 of Securities Market Act 24/1988 of 28 July, TELE PIZZA, S.A. hereby proceeds to inform –for its inclusion in the public records– that the rate of interest that will be applied to the first six months period of interest (extending from the 21st of April to the 21st of October 2004) will be 2.806% (EURIBOR at six months 2.056+0.75).

Which is informed for the relevant legal purposes.

Signed by: Javier Gaspar Pardo de Andrade
Board Member-Secretary of Telepizza, SA.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/06/04 **Outstanding Fact 50153**

The company sent the Agenda for the General Meeting of Shareholders.

Madrid, 31st May 2004

Dear Sirs,

Please find attached –since we consider that this information is a significant fact–, the text of the call for the Ordinary General Meeting of Shareholders that will be held at 12 pm on the 29th of June 2004 in a second call since the required quorum for the first call –which is fixed for the 28th of June 2004– is not likely to be met. We are sending you this information because we consider it a significant fact. The publication of this text in pursuance of the legal requirements will take place on the 2nd of June 2004.

Likewise, we enclose a press release in connection with such call, which shall be distributed today.

The text of the resolutions and other documents which must be submitted to the General Meeting for consideration and approval, will be made available to the shareholders from the date on which the call shall be published.

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

TELE PIZZA, S.A.
ORDINARY ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of TELE PIZZA, S.A. has agreed to call an Ordinary Annual General Meeting of Shareholders that will take place at the Municipal Theatre Auditorium "Adolfo Marsillach", at Avda. Baunatal, No. 18 in San Sebastián de los Reyes (Madrid) on the **29th of June 2004, at 12 o'clock** in its second session as it is not foreseeable that the quorum necessary will attend for the first session fixed for the 28th of June 2004 at 12 o'clock, at the same place, to debate and adopt agreements on the following:

AGENDA

First.- Inspection and approval, if such is the case, of the Annual Accounts and the Corporate Management Report, both of Tele Pizza, S.A. and of its Consolidated Group of Companies, as well as the proposal for the application of the results and of the management of the Board of Directors, all of this referring to the financial year corresponding to 2003.

Second.- shareholders' payment: Distribution of a sum on account of dividends for the financial year 2004, after the partial application of the voluntary reserves account to the endowment of the legal reserve and to the compensation of losses from previous financial years..

Third.- Ratification of the appointment and re-election of a Member of the Board.

Fourth.- Authorisation for the derivative acquisition of own shares in accordance with that foreseen in Article 75 and similar of the Corporations Law, leaving the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 24th of June 2003 without any effect, for the period that has not passed.

Fifth.- Delegation within the Board of Directors of the powers necessary to agree, on one or more occasions, the increase in the capital stock up to the limit of 50% of the figure of the capital stock at the moment of the authorisation, by way of moneyed contributions and within a period of five years to be taken from the date of the Meeting, expressly attributing them the power to exclude the preferential subscription right related to the aforementioned capital increase when the Company's interest requires it, all the above in accordance with that set forth in Articles 153 and 159 of the Corporations Law.

Sixth.- Modification of articles 7 (*"Legitimation of the shareholder"*), 10 (*"Scope of the Annual General Meeting"*), 16 (*"Representation at the Annual General Meeting"*) and 21 (*"Method for adopting agreements and exercising votes by long distance communication methods"*) of the Articles of Association with the aim of complying with that set forth in Law 26/2003, of the 17th of July.

Seventh.- Approval, if such is the case, of the Regulation of the Annual General Meeting of Shareholders of Tele Pizza, S.A.

Eighth.- Assignment of the auditor of accounts for the financial year 2004.

Ninth.- Approval, if such is the case, of the Long Term Incentives Programme, by applying article 130 of the Fourth Rider to the Corporations Law.

Tenth.- Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and if such is the case, correction of the previous agreements.

In accordance with that established in Article 115 of the Stock Market Law as shown in the draft of Law 26/2003, of the 17th of July, the Annual General Meeting of Shareholders will be informed about the Regulation of the Board of Directors of Tele Pizza, S.A.

RIGHT TO INFORMATION.

From this session and in compliance with that set forth in Articles 144, 212 and similar of the Corporations Law, the shareholders have the right to inspect at the registered offices, located at c/ Isla Graciosa, No. 7, Parque Empresarial La Marina, San Sebastián de los Reyes, 28700-Madrid, as well as on the Company's web page, www.telepizza.es and the right to request the free sending or delivery of a copy of the following documents:

1.- Complete text of the Annual Accounts, corporate management report and proposal of the application of results referring to the financial year 2003 for the Company and for its Consolidated Group, as well as the respective reports from the Auditor of Accounts (First Point on the Agenda).

2.- Balance sheet formulated by the Board of Directors in relation to the Second Point on the Agenda as set forth in Article 216 a) of the Corporations Law.

3.- Report by the Administrators in relation with the authorisation and delegation to the Board of Directors for the capital increase (Fifth Point on the Agenda).

4.- Report by the Administrators on the proposal to modify articles 7 (*"Legitimation of shareholders"*), 10 (*"Scope of the Annual General Meeting"*), 16 (*"Representation at the Annual General Meeting"*) and 21 (*"Method for adopting agreements and exercising votes by long distance communication methods"*) of the Articles of Association to comply with that set forth in Law 26/2003, of the 17th of July and on the proposal of Regulation of the Annual General Meeting of Shareholders of Tele Pizza, S.A. (Sixth and Seventh Points on the Agenda).

5.- The complete text of the proposals for the agreements corresponding to the points on the Agenda..

6.- The complete text of the proposal for the Regulation of the Annual General Meeting of Tele Pizza, S.A. (Seventh Point on the Agenda), as well as the Regulation of the Board of Directors for information purposes.

7.- The Annual Report on Corporate Governance and Report by the Audit and Compliance Committee.

In accordance with that set forth in Article 112.1 of the Corporations Law, until the seventh day prior to the holding of the Annual General Meeting, the shareholders may request the information – or explanations relative to the matters mentioned on the Annual General Meeting's Agenda as well as to request information or explanations or ask questions in writing about the information that is accessible for the public that could have been supplied by the Company to the Stock Market Commission from the 24th of June 2003 (date of the last Annual General Meeting of Shareholders of the Company) in the terms and in the form that is established in the aforementioned article.

RIGHT OF ATTENDANCE AND REPRESENTATIONS.

Shareholders may exercise their right to attend or delegate their vote who, with a minimum of five days before the date of the Meeting in its first session are inscribed on the detailed registers of any of the organisations participating in the Sociedad de Gestion de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. As a result of this, the shareholders will be able to attend the Annual General Meeting using the corresponding attendance card issued by the organisation in which the aforementioned registration had been carried out, or by accrediting their condition as such by any other means foreseen in the Articles of Association and the legislation in force.

The shareholders who do not attend the Annual General Meeting may be represented there by another person, although this person is not a shareholder, fulfilling the requirements and formalities demanded by the Law. The documents stating what the conditions for required for representations or delegations for the Meeting will contain the instructions about the direction of the vote, this being understood that if these instructions are not given the representative will vote in favour of the agreement proposals formulated by the Board of Directors about the matters included on the Agenda and in the sense that is deemed appropriate in relation to any other matter that, not being mentioned on the Agenda and therefore being unknown on the date of the delegation, could be submitted to a vote at the Meeting. If, in the delegation formula the specific person to whom the shareholder entrusts his representation is not indicated, the representation will be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or in a subsidiary manner and for the case that he might be incurred in any situation of conflict of interest, in favour of the General Manager of Strategic Development of the Company.

ATTENDANCE BONUS.

The company will pay an assistance bonus of 0.002 € gross per share for the shares present or represented at the Annual General Meeting who correctly accredit their attendance or representation at the meeting.

PRESENCE OF A NOTARY.

In application of articles 114 of the Corporations Law and 101 and the following ones of the Regulations of the Mercantile Register, the Board of Directors has agreed to require the presence of the notary of the Illustrious College of Madrid, Mr. Emiliano Álvarez Buitrago to take the minutes of the Meeting, and in the case of him not being able to attend, the attendance of another notary from the same College proposed by him to replace him.

HOLDING OF THE MEETING IN ITS SECOND SESSION.

Although in this advertisement two sessions are foreseen in accordance with the Redrafted Text of the Corporations Law, the Board of Directors reminds the Shareholders, to prevent unnecessary trouble, that seeing as the legally and statutorily required quorum for the meeting in its first session may not be foreseen , the Meeting will be held in all probability **IN SECOND SESSION, ON THE 29TH OF JUNE 2004, AT 12 O'CLOCK AT THE PLACE INDICATED IN THE HEADING OF THIS ADVERTISEMENT**.

The following telephone number has been habilitated 900.800.905, to facilitate or explain any information related to this Meeting.

PROTECTION OF PERSONAL INFORMATION

In accordance with that established in the Organic Law 15/1999 on Personal Data Protection, the Shareholders are informed that their personal information are given to Tele Pizza, S.A. by the Banking Organisations and Stock Markets Companies through the Sociedad de Gestion de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and they are dealt with in an automated way by Tele Pizza, S.A. in order to carry out the suitable development, compliance and control of the list of existing shareholders. Likewise, the Shareholders are also informed of their right of access, rectification, opposition and once their relationship with the Company has ended, cancellation of their personal information, which may be exercised by written request addressed to the Legal Department of Tele Pizza, S.A., Avda. Isla Graciosa, 7, 28700 San Sebastián de los Reyes (Madrid).

In Madrid, on the 31st of May 2004
The Secretary of the Board of Directors
Mr. Javier Gaspar Pardo de Andrade

From next 28th of July, 2 hundredths of a euro would be distributed per share on account of the results in 2004

TELEPIZZA WILL PROPOSE TO THE GENERAL MEETING OF SHAREHOLDERS THE FIRST DIVIDEND IN THE HISTORY OF THE COMPANY

The Board of Directors of Telepizza has resolved to propose to the General Meeting of Shareholders the distribution of the first dividend in the history of the company.

Such dividend would amount to 2 hundredths of a euro per share and would be distributed from next 28th of July on account of the results in the fiscal year 2004. Such interim dividend involves the distribution of 4,471,948 euros.

It should be remembered that in the first quarter of 2004, Telepizza obtained a consolidated net profit of 5.35 million euros, thus multiplying by 15 the profit obtained in the first quarter of 2003 and accomplishing in one single quarter a similar result to those obtained in the whole fiscal years of 2000, 2001 and 2002.

The EBITDA increased by 18.02 per cent, reaching the amount of 13.85 million euros in the first quarter, while the ordinary result improved by 48.2 per cent, reaching the amount of 7.87 million euros.

The proposal will be discussed at the next General Meeting of Shareholders that is very likely to be held in its second call the 29th of June, although the first call is planned for the 28th.

In addition, the company will distribute a meeting attendance premium of 0.002 euros per each share being present or represented.

This way Telepizza begins a new policy of direct shareholder remuneration after ending the company's economic amelioration process and consolidating its business model with a balance between own and franchised establishments.

During the General Meeting, the company's accounts and the management work carried out will be submitted for approval.

The company's shareholders may access to the call for the Meeting from the web page of Telepizza www.telepizza.es.

Madrid, 31st of May 2004

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 02/06/04 **Outstanding Fact 50213**

The company sent documentation about the next General Meeting of Shareholders.

TO BE INCLUDED UNDER THE SIGNIFICANT FACTS ITEM

Madrid, 1st June 2004

Dear Sirs,

This is to inform you that the documentation listed below, which is related to the next Ordinary General Meeting of Shareholders (the text of the call was sent to you yesterday), will be available after tomorrow from the registered office of Tele Pizza, S.A., as well as from the company's web page www.telepizza.es for consultation by any Shareholder requesting the same, since we consider that such documentation is a significant fact.

1. Unabridged text of the Annual Accounts, the Management Report and the proposal for allocation of results referred to the fiscal year 2003 of the Company and its Consolidated Group, as well as the relevant reports issued by the Auditor (First Item on the Agenda).

2. Financial statement submitted by the Board of Directors in connection with the Second Item on the Agenda as provided for in Art. 216 a) of the Companies Act.

3. Administrators' Report in relation to the authorization and delegation of powers to the Board of Directors for the capital increase (Fifth Item on the Agenda).

4. Administrators' Report about the proposal for an amendment of article 7 (*Legitimation of shareholders*), article 10 (*Powers of the Meeting*), article 16 (*Representation at the General Meeting*), and article 21 (*Way of adopting resolutions and exercising the vote by remote communication*) of the Articles of Association in order to comply with provisions set forth in Act 26/2003 of 17 July, and about the proposal for the Rules of the General Meeting of Shareholders of Tele Pizza, S.A. (Sixth and Seventh Item on the Agenda).

5. Unabridged text of the proposals for resolutions corresponding to the items on the Agenda.

6. Unabridged text of the proposal for the Rules of the General Meeting of Shareholders of Tele Pizza, S.A. (Seventh Item on the Agenda), as well as the Rules of the Board of Directors being the object of information.

7. The Annual Report on Corporate Government and Explanatory Report of the Auditing Commission and Compliance.

Do not hesitate to contact us for any clarification you may deem fit.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

FIRST POINT ON THE AGENDA

AGREEMENT PROPOSAL SUBMITTED FOR THE APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FIRST POINT ON THE AGENDA

First.- *Inspection and approval, if such is the case, of the Annual Accounts (Statement of Account, Profits and Losses Account and Report) and Management Report, proposal for the Application of the Results as well as the Company Management referring to the financial year that closed on the 31st of December 2003, of the Company and of its Consolidated Group.*

In relation to this first point on the Agenda the approval of the following agreement is proposed.

After the inspection of the documents in question, the Annual Accounts (Statement of Account, Profits and Losses Account and Report) and the Management Report are approved, both for TELE PIZZA, S.A. and for its Consolidated Group of Companies, all of this referring to the financial year of 2003.

In relation to the results from the aforementioned financial year, the company TELE PIZZA, S.A. has incurred losses for a sum of 22,165,645.51 Euros. The Consolidated Group has likewise incurred losses of a sum of 13,633,457.03 Euros.

An agreement is made to apply the loss of 22,165,645.51 Euros to the negative results account from previous years, for its subsequent compensation with voluntary reserves for the same amount, as a result of the agreement corresponding to the Second Point on the Agenda at this Annual General Meeting.

Finally, the Annual General Meeting approves the company's management during the financial year 2003.

SECOND POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE SECOND POINT ON THE AGENDA.

Second.- *Payment to shareholders: Distribution of amounts on account as dividends for the financial year 2004, after the partial application of voluntary reserves account to the endowment of the legal reserve and to the compensation of the amount from the losses from previous financial years account.*

In relation to this second point on the Agenda, the approval of the following agreements is proposed.

1. In the first place, the performance of the following compensations and adjustments:

   a) Application of the voluntary reserves account for a sum of 51,468.89 Euros to the endowment of the legal reserves, in such a way that the latter reaches 20% of the capital stock with article 214 of the Corporations Law.

   b) Application of the voluntary reserves account for a sum of 33,013,430.3 Euros, to completely compensate the balance of the negative results from previous years account, including the results from the financial year 2003 that is referred to by the agreement adopted in the First point on the Agenda of this Annual General Meeting.

As a result of the above, the balances of the legal reserve and voluntary reserves accounts are fixed, respectively in the amount of 1,341,584.4 Euros and 23,711,752.3 Euros.

In accordance with that foreseen in Article 289 of the Corporations Law, it is recorded that the application from the reserves account to the compensation of losses from previous financial years will be submitted for the corresponding approval, if such is the case, by the Bondholders Assembly of the 1st Issue of Convertible and/or Exchangeable Bonds for Tele Pizza, S.A.

2. In second place, a gross sum of 0.02 Euros per share is to be distributed amongst the shareholders, on account for dividends for the financial year 2004.

The balance sheet formulated by the administrators is attached, in accordance with that established by article 216 a) CL, where it specifies that all the requirements demanded

in the aforementioned article, including the existence of sufficient cash flow for this distribution to be carried our are complied with.

The amount to be distributed on account for dividends for the financial year 2004 will rise to 0.02 Euros gross per share and it will be paid from the 28th of July 2004 onwards, through the organisation where the shareholder has deposited his shares.

THIRD POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE THIRD POINT ON THE AGENDA

Third.- *Ratification of appointmentand re-election of a Member of the Board.*

As regards this third point on the Agenda, the approval of the following agreement is proposed.

1. Ratifying, in accordance with that set forth in Article 138 of the Corporations Law, the appointment of a Member of the Board agreed upon by co-option by the Board of Directors to cover a vacancy, specifically, the appointment agreed upon at the meeting of the Board of Directors on the 22nd of July 2003.

To cover the vacancy corresponding to the resignation of Mr. Alberto Manuel Horcajo Aguirre, Mr. Ignacio Cuesta Martín-Gil was appointed as a Member of the Board. He is of full legal age, holding Spanish nationality, married, with residence in Madrid, at C/ Segre, nº 25, with National Identity Document/Fiscal Identification Number: 697.939-G. It was made clear that the appointment of the resigned Member of the Board replaced by Mr. Cuesta Martín-Gil had been ratified by the Annual General Meeting of Shareholders on the 24th of June 2003 and he had been appointed until the 22nd of June 2006.

Mr. Ignacio Cuesta Martín-Gil already held the condition of being a shareholder in the Company and therefore, there was the assumption that he could become a Member of the Board by co-option and he accepted his appointment, declaring he is not incurred in any of the cases of incompatibility, prohibition or incapacity foreseen in the laws 12/95, of the 11th of May and 14/95, of the 21st of April of the Autonomous Community of Madrid.

2. To re-elect Mr. Ignacio Cuesta Martín-Gil, appointing him as a Member of the Board of the Company for the statutory period of five years from the date of this Annual General Meeting.

Mr. Ignacio Cuesta Martín-Gil accepts his ratification of appointment and re-election as a Member of the Board, declaring that he is not incurred in any of the cases of incompatibility, prohibition or incapacity foreseen in the laws 12/95 of the 11th of May and 14/95 of the 21st of April of the Autonomous Community of Madrid.

Mr. Ignacio Cuesta Martín-Gil. Madrid He is a Graduate in Economic Sciences from the University of Alcalá de Henares. He has held positions in the Compañía Allied Domecq. He is currently Deputy General Manager for Accounting Policies and Financial Planning for the Telefónica Group. In March 2001 he was appointed as a member of the Experts Committee for the Preparation of the White Paper for the Accounting Reform in Spain.

Mr. Ignacio Cuesta Martin-Gil holds the condition of External member of the Board representing core shareholders in Tele Pizza, S.A., representing the share participation corresponding to the company Atento Servicios Corporativos S.A.U. (a company belonging to the Telefónica Group).

FOURTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FOURTH POINT ON THE AGENDA

Fourth.- *Authorisation for the derivative acquisition of own shares in accordance with that foreseen in Article 75 and similar of the Corporations Law, leaving the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 24th of June 2003 without any effect for the period that has not passed.*

In relation to the fourth point on the Agenda, the approval of the following agreement is proposed.

Authorising the derivative acquisition of own shares and/or of shares in the parent company by any companies that are dependent on Tele Pizza, S.A., in accordance with that foreseen in article 75 and similar ones of the Corporations Law, this agreement being subjected to the following regulations:

1.- In relation to the acquisition method, it may be carried out using one or several purchases performed in accordance with the applicable regulations as shown by the Legislation covering the Stock Exchange.

2.- In relation to the maximum number of shares, the purchase of up to a maximum of shares is authorised that added to those which at any given moment belong to the company itself not exceeding 5% of the figure of the Capital Stock for the purposes of complying with that shown in article 75 of the abovementioned text and in the First Additional Provision, Second Paragraph of this.

3.- With regard to the price, the purchase must take place under market conditions and it may be carried out for a maximum price equivalent to 15% of the listed price of TELE PIZZA, S.A. on the Stock Exchange Interconnection System (Electronic Market), as well as for a minimum price equivalent to 15% below the aforementioned listed price, corresponding in both cases to the stock exchange session when the referred to purchase had been agreed upon or had been formalised.

4.- Referring to the period, this authorisation will be in force for a period of 18 months from the date of this agreement, the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 24th of June 2003, being left without effect for the period that has not passed.

5.- The authorisation is expressly and necessarily conditioned by the fact that at the moment of each of the possible purchases taking place, the Company may endow the

reserve prescribed under the third heading of article 79 of the Corporations Law without decreasing the capital stock or the legally or statutorily unavailable reserves, according to that set forth in article 75.3 of the same legal text.

6. For the purposes of that set forth in article 75 of the Corporations Law, it is recorded that the acquisition may have the aim of covering, if such is the case, any plans for incentives or payments that the Annual General Meeting agrees upon in favour of administrators, executives and/or employees of the Company and/or of the Group's companies, that include the attribution of shares in Tele Pizza, S.A. or the rights over them, or that in any way are referred to their value.

FIFTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE FIFTH POINT ON THE AGENDA

***Fifth.-** Delegation in the Board of Directors of the powers necessary to agree, on one or more occasions, about the increase in the capital stock up to the limit of 50% of the figure of the capital stock at the moment of the authorisation, by way of moneyed contributions and within a period of five years from the date of the holding of the Annual General Meeting, expressly attributing the power of excluding the right of preferential subscription in relation to the aforementioned increase in capital when the Company's interests require it, all of the above in accordance with that set forth in articles 153 and 159 of the Corporations Law.*

In relation to the fifth point on the Agenda, the approval of the following agreement is proposed.

Authorising the Board of Directors, in the widest terms that are required by Law and in use of the power of delegation foreseen in article 153.1 b) of the Corporations Law, in order that within the maximum period of 5 years from the date of the adoption of this agreement by the Annual General Meeting, and without the need for any new consultations, it may agree on one or several occasions about the increase of the capital stock in the opportunity and amount that is decided upon in each case, up to the legal maximum of half of the Company's capital stock at the moment of this authorisation, with the possibility of excluding, if such is the case, the right of preferential subscription, when the Company's interests require it; all of this subject to the terms, limitations and conditions foreseen in articles 153.1.b) and 159.2 of the Corporations Law and particularly, only for information purposes, that which is established below:

1. The capital stock increase may be agreed upon by the Board on one or more occasions and by way of the issuing of new shares, the Board of Directors being authorised to determine all the conditions of the issue that have not been expressly foreseen in this agreement, including, amongst others, those relative to the amount of the increase; the number, the nature, class and/or series of the shares to be issued; the rate or price of their issue; the date from which the new shares will grant the right to take part in the company's profits; the procedure or procedures for subscription and/or investment and the possibility of predicting the incomplete subscription under the terms and subject to that established in article 161 of the Corporations Law.

2. The exchangeable value of the new shares must necessarily consist of new moneyed contributions to the capital stock.

3. In the increases in capital stock that are agreed upon during the financial year of this delegation in which the preferential right to subscription is acknowledged, the issue price of the new shares will be the one that is freely determined by the Board of Directors using the authority conferred to it by the Annual General Meeting, without any other limitations than those resulting from article 47.2 of the Corporations Law, the Board of Directors being able to freely decide on the awarding of the unsubscribed shares, exercising the preferential subscription rights.

4. In the case of increases that are agreed upon in the exercise of this delegation making use of the authority to exclude the right for preferential subscription, the issue price of the new shares will be the one freely determined by the Board of Directors, with the limitations and subject to the formalities foreseen in article 159.2 of the Corporations Law, the Board of Directors being able to establish the adjustment formulae of the conversion relationship of the bonds that are convertible into shares that it has issued at all times, under the terms and in accordance with that established in article 159.3 of the Corporations Law.

Likewise, the Board of Directors is authorised in order that when agreements are adopted, if such is the case, using this conferred authorisation and with replacement authority in favour of the Members of the Board that it deems appropriate, it may carry out as many actions and transactions that might be necessary or advisable for their performance and smooth operation and in particular, only for informative purposes without any limitations:

1. To redraft the articles corresponding to the Articles of Association, once the agreement/s for the increase in capital stock have been agreed upon and performed, as well as to request the inscription of the increase on the Mercantile Register under the protection of any of the procedures foreseen in article 162 of the Corporations Law;

2. To appoint and entrust any organisations with the functions of agent, manager, dealer and/or insurer of the issues, formalising with them the appropriate agreements, under the terms that are freely decided upon;

3. To appear before the Stock Exchange Commission, the Regulating Bodies of the Stock Exchanges, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) and any other authorities or organisms, public or private and to carry out as many actions and

transactions that might be necessary, subscribing the informative booklets and any other documents that might be required or might be advisable for the effectiveness of the adopted agreements;

4. To request the admission for trading on the Stock Exchanges for the shares issued in the corresponding increases in capital stock, as well as their incorporation on the Spanish Stock Exchange Interconnection System (Electronic Market), subject to that set forth in article 27 b) of the Regulations for Commercial Stock Exchanges and other provisions that could be applicable at any given moment.

This authorisation is granted for a maximum period of five years from the date of the approval agreement of this delegation by the Annual General Meeting.

SIXTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE SIXTH POINT ON THE AGENDA

Sixth.- *Modification of the articles 7 ("Legitimation of shareholders"), 10 ("Authority of the Annual General Meeting"), 16 ("Representation at the Annual General Meeting") and 21 ("Method for adopting agreements and exercising long-distance voting") in the Articles of Association with the aim of complying with that set forth in the Law 26/2003, of the 17th of July.*

In relation to the sixth point on the Agenda, the approval of the following agreement is proposed.

Approving the modification of articles 7, 10, 16 and 21 of the Articles of Association, which will literally be drafted as follows:

Article 7.- Legitimation of shareholders.

1. The legitimation for the transmission and for the exercising of the rights derived from the shares may be imposed by the shareholder by showing the corresponding legitimation certificates issued by the organisation in charge of the accountings registers.

2. Shareholders must be previously legitimated using the corresponding named attendance card, where the number, class and series of the shares belonging to him will be indicated, as well as the number of votes he can cast to exercise the right to attend the Annual General Meetings. The card will be issued by the administration organ in favour of the shareholders who, by showing the certificate issued by the organisation in charge of the accounting register, accredits having them inscribed on the aforementioned register five days before the day on which the Annual General Meeting is to be held in its first session. Attendance cards will be kept at head office at the disposal of the interested parties for the days immediately prior to the Annual General Meeting in its first session.

3. The abovementioned is understood without detriment to the provisions that in accordance with the Law or with these Articles of Association, are established in relation to the exercising of representation rights and voting rights using long-distance communication methods.

<u>Article 10.-</u> Authority of the Annual General Meeting.

The Annual General Meeting is the meeting of the shareholders, correctly convened and constituted, where they will decide by the majorities established in these Articles of Association about the matters that are within the Annual General Meeting's authority. Its agreements will be binding for all the associates, including the dissenters and absentees, without detriment to the rights and actions that the Law grants to the associates.

The Annual General Meeting will regulate its own operation using a specific regulation, which will be submitted for approval and must respect that established in the Law and in these Articles of Association.

<u>Article 16.-</u> Representation at the Annual General Meeting.

1. Any shareholder who has the right to attend may be represented at the Annual General Meeting by another person, although this person is not a shareholder. The representation will be conferred in particular for each Annual General Meeting, in writing or using long-distance communication methods, whenever in the latter case the identity of the represented person is sufficiently guaranteed and the requirements established or that might be established in the future for long-distance voting are fulfilled, in accordance with these Articles of Association.

2. The documents where the conferred representation is shown will be attached to the minutes of the Annual General Meeting, except when the representation had been granted by public deed in which case, the date of the granting, the authorising Notary and his protocol number will be recorded on the list of the people attending.

3. The points established in the previous headings will not be applicable when the representative is the spouse, child or parent of the represented person, or when the representative holds a general power of attorney conferred in a public document with authority to administrate all the patrimony that the represented party might hold in national territory. These circumstances will be shown by presenting documents that sufficiently accredit the family relationship or by showing the public document. The accrediting documents of the aforementioned relationship or, if such is the case, the date of the granting of the public document, the authorising Notary and the protocol number will be recorded on the list of people attending,.

4. In the case of public application for representation, the provisions established in the Corporations Law will be applicable and if such is the case, in the Law for the Stock Markets for the joint stock companies listed on them and in the Regulation of the Annual General Meeting of Shareholders.

<u>Article 21.-</u> Method for adopting agreements and voting using long-distance communication methods.

1. Each of the points on the agenda will be individually submitted to vote, which will be nominal and public.

2. The Chairman of the Annual General Meeting will preside over the way the voting takes place, and he can be helped in this by two or more vote counters freely selected by him.

3. However, the Chairman of the Annual General Meeting may agree that the proposals corresponding to several points on the agenda can be voted together, in which case the result of the vote will be understood to have been reproduced individually for each proposal if none of those attending were to express their wish to modify their vote with respect to any of them. To the contrary, the modifications of vote expressed by each of those attending and the results of the vote that corresponds to each proposal as a result of them will be reflected in the minutes.

4. The shareholders with a right to attend and vote, may issue their vote on the proposals relative to the points included on the agenda, by post or using electronic communication, in accordance with that foreseen in the Regulation of the Annual General Meeting and in the additional rules and development of the Regulation, which is established by the Board of Directors.

The Board of Directors, parting from the technical and legal foundations that make it possible and correctly guarantee the identify of the subject who exercises his right to vote, is authorised to develop and complement the regulation at any given moment that is foreseen in the Regulation of the Annual General Meeting, the Board likewise establishing, according to the stage and security that the technical means available offer and the rules that, if such is the case, this system develops, the moment from which the shareholders will be able to issue their vote using long-distance communication methods.

The regulation, as well as any modification of it, which in development and complement of the Regulation of the Annual General Meeting adopts the Board of Directors protected by that set forth in this statutory precept and the determination by the Board of Directors of the moment from which the shareholders may issue their votes at Annual General Meetings using long-distance communication methods, will be published on the Company's web page and it will be incorporated to the Regulation for the Annual General Meeting as soon as possible.

Shareholders holding the right to attend who issue their distance vote in accordance with that foreseen under this heading, will be understood to be present for the purpose of establishing the quorum of the Annual General Meeting being dealt with.

Personal attendance at the Annual General Meeting will have the effect of revoking the vote issued by long-distance means.

SEVENTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE SEVENTH POINT ON THE AGENDA

Seventh.- Approval, if such is the case, of the Regulation for the Annual General Meeting of Shareholders of Tele Pizza, S.A.

In relation to the seventh point on the Agenda, the approval of the following agreement is proposed.

Approving the Regulation for the Annual General Meeting of Shareholders of TELE PIZZA, S.A., the complete text of which has been placed at the shareholders' disposal prior to the holding of this Annual General Meeting.

EIGHTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE EIGHTH POINT ON THE AGENDA

Eighth. *- Appointment of the auditor of accounts for the financial year 2004.*

In relation to the eighth point on the Agenda, the approval of the following agreement is proposed.

To re-elect the Company "KPMG Auditores, S.L." (with Fiscal Identification Code B-78510153, inscribed on the Mercantile Register of Madrid, volume 11.961, sheet 84, section 8, page No. M-188.007, 1st inscription on the O.R.A.A. with No. S-0702) as the Auditor of Accounts of TELE PIZZA, S.A. and its Consolidated Group, for the legally established period of one year (that is, for everything relative to the financial year 2004), without detriment to possible subsequent renewals, declaring that for the purposes of article 204 of the Corporations Law it is not necessary to appoint reserves as it is dealing with a corporate entity.

NINTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE NINTH POINT ON THE AGENDA

Ninth.- *Approval, if such is the case, of the Long Term Incentives Plan, applying article 130 and the Fourth Rider Provision of the Corporations Law.*

In relation to the ninth point on the Agenda, the approval of the following agreement is proposed.

Approval of a retribution system referenced to the listed value of the shares in Tele Pizza, S.A. and subject to the fulfilment of certain strategic targets, in favour of the corporate management team of Tele Pizza, S.A. (including Administrators and Top Executives) called the **LONG TERM INCENTIVE PLAN FOR THE CORPORATE MANAGEMENT TEAM OF TELE PIZZA, S.A.,** its essential characteristics being those shown below:

1. Background and targets

1.1. the validity of the different Option Plans over Shares that the Ordinary Annual General Meeting of Shareholders of TELE PIZZA, S.A. dated the 26th of April 2000 expired on the 31st of December 2003, without any of the beneficiaries having exercised their rights over them, due to the fact that the share price did not reach the minimum threshold required for this.

1.2. The Board of Directors, at the Appointments and Payments Committee's proposal, approved the introduction of an exceptional, non-recurring payment system called the Long Term Incentives Plan for the Corporate Management Team of Tele Pizza, S.A. (the "**Incentives Programme**") aimed at the company's corporate management team, at its meeting held on the 25th of may 2004.

1.3. The Incentives Programme is presented to the Annual General Meeting for its approval, applying that set forth in Article 130 and in the Fourth Rider of the Corporations Law and in accordance with that stated in Article 25 bis of the Articles of Association.

1.4. The Incentives Programme means an exceptional payment system with the dual target of obtaining (i) the maximum motivating potential and (ii) the retaining of key personnel while the programme is in force, all of which is aimed at reaching the predicted results in the long term.

2. Nature, name and characteristics of the incentives

The incentives contained in the Incentives Programme form an exceptional, non-recurring reward system that wishes to acknowledge the contribution of the corporate management team to a competitive development in the long term of the Telepizza Group, sharing the generated value with this group.

The Incentives Programme is articulated by the attribution to the Participants of the right to receive an amount in money referenced to the increase in the listed price of the Tele Pizza, S.A. shares, during the period the Programme is in force. In any event, the Incentives Programme is subject to the fulfilment of certain targets which, in accordance with the Group's Strategic Plan and at the Appointments and Payments Committee's proposal, will be approved beforehand by the Board of Directors and which, necessarily, must include those relative to sales turnover and the EBITDA or the results figure for the Consolidated Group.

The rights recognised in virtue of this Incentives Programme (hereinafter, **"Equivalent Right to the Revaluation of the Share"** or **"ERRS"**) will be settled in accordance with the following formula:

LTI = N (FN – IV), this being:

- **LTI:** Economic Value of the Long Term Incentives corresponding to each Participant.
- **N:** Number of ERRS that may be settled during the period in question.
- **FN:** Simple arithmetical average of the closing listed prices of the shares in Tele Pizza, S.A. on the electronic market over the twenty stock exchange sessions prior to the settlement date of the ERRS' within the corresponding settlement period.
- **IV:** Initial value fixed for the calculation of the ERRS that is established as the sum of 1.44 Euros and that is the result of the arithmetical average of the listed price of the shares in Tele Pizza, S.A. on the electronic market from the 01/01/04 until the 25/05/04, the date when the agreement was adopted by the Board of Directors.

3. Amount, distribution and term of the Incentives Programme.

3.1. The Incentives Programme includes up to a maximum of 6,700,000 ERRS, which will be distributed amongst the possible Participants in this in accordance with the established below:

(i) in favour of the Administrators, up to a maximum total of 3,050,000 ERRS;

(ii) in favour of other executives who are not Administrators, including General Managers and similar who carry out functions in accordance with that stated in the Fourth Rider to

the Corporations Law, up to a maximum total of 3,650,000 ERRS; and

3.2. The Incentives Programme is established for a period until the 31st of December 2009, and it will include two periods of evaluation of the obtaining of the strategic targets and subsequent exercising of the ERRS, at the close of and in relation to the audited annual accounts for the financial years 2006 and 2008.

3.3. The exercising of the ERRS is free of charge and discretional for the Participants and is only conditioned by the fulfilment of the strategic targets, as has already been mentioned. For the purposes of that foreseen in Article 130 of the Corporations Law, it is recorded that the reference value of the shares in TELE PIZZA, S.A. has been fixed at 1.44 Euros per share.

4. Delegation of Authorities

It is proposed to the Annual General Meeting of Shareholders of TELE PIZZA, S.A. to delegate to the Board of Directors (which will act on the Appointments and Payments Committee's proposal) as many authorities as might be necessary to carry out the Incentives Programme, all of this within the terms and conditions shown in this agreement and in particular, but without the following points being exhaustive and only informative:

4.1. Preparation of a Regulation for the Incentives Programme to regulate all the characteristics, conditions, periods and any other circumstances necessary for the carrying out of the Incentives Programme that have not been specifically agreed upon by the Annual General Meeting of Shareholders and within the limits stated in this agreement, including in particular and without the following points being exhaustive and only informative, the determination in accordance with the Strategic Plan and to the proposal which, for this purpose is formulated by the Appointments and Payments Committee, for the strategic targets the fulfilment of which form the condition for the exercising of the ERRS; the percentage and the specific dates on which the ERRS will be able to be exercised and settled; and the circumstances and reasons for the loss of the right to take part in the Incentives Programme by the Participants.

4.2. Identification of the specific people who will acquire the condition of Participants, both initially and at any given moment afterwards while the Incentives Programme is in force, as well as the determination of the number of ERRS that will be awarded to each of the Participants, within the limits fixed by this agreement.

4.3. Performance, interpretation, surveillance and processing of the actions relative to the development and application of the Incentives Programme, including, in particular, the determination of the procedures or systems to

cover the duties radiating from it and the formalisation of as many contracts or agreements as might be deemed necessary for this purpose.

4.4. Sub-delegation in turn, of the abovementioned authorities (in favour of any organism, Committee or Board of the Company), authorising in particular the Secretary of the Board of Directors, Mr. Javier Gaspar Pardo de Andrade, and the Chief Executive Officer, Mr. Fernando Zapater Marqués, in order that any of them, indistinctly, may sign as many documents, private and/or public that might be necessary for the coming into force and appropriate development and performance of the Incentives Programme.

TENTH POINT ON THE AGENDA

AGREEMENT PROPOSAL THAT IS SUBMITTED FOR APPROVAL BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS BY THE BOARD OF DIRECTORS IN RELATION TO THE TENTH POINT ON THE AGENDA

Tenth.- *Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and, if such is the case, correction of the previously mentioned agreements.*

In relation to the tenth point on the Agenda, the approval of the following agreement is proposed.

In relation to the previously adopted agreements, it is agreed to delegate to the Secretary of the Board, Mr. Javier Gaspar Pardo de Andrade, and to the Chief Executive Officer, Mr. Fernando Zapater Marqués, sufficient powers in order that either of them, solidarily and indistinctly, may appear before the Mercantile Register, the Stock Exchange Commission, the Regulating Societies for the Stock Exchanges, the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR) and any other authorities, organisms or organisations, public or private, signing as many documents, public or private for this purpose (including the placing on public record of the adopted agreements) and performing and complying with as many transactions and actions that might be necessary or advisable for the performance and smooth operation of the preceding agreements, in particular and only for informative purposes and not being limited to this, being able to determine, clarify, specify, modify and interpret their contents in all their conditions in that not foreseen by the Annual General Meeting, including modifying the drafting and the conditions established by the Annual General Meeting on those aspects that are necessary with the aim of adapting the text and contents to any legislative modifications or non-binding recommendations that could occur from the date of the adoption of the agreement and that of its presentation or inscription on any public register and to the qualifications that could be made to these documents by any of the authorities or organisms previously mentioned or any others who have sufficient authority over them, formalising the additional documents that might be necessary on this aspect, as well as correcting any faults, omissions or errors that might be observed or pointed out by the Stock Market Commission and/or the Mercantile Register. Likewise, they are solidarily and indistinctly authorised to carry out all the actions necessary to obtain its inscription on the corresponding Registers, as well as to execute the aforementioned agreements.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 04/06/04 **Outstanding Fact 50400**

The company sent the documentation related to the next General Meeting of Shareholders, which is found on its web page.

TO BE INCLUDED UNDER THE SIGNIFICANT FACTS ITEM

Madrid, 1st June 2004

Dear Sirs,

This is to inform you that the documentation listed below, which is related to the next Ordinary General Meeting of Shareholders (the text of the call was sent to you yesterday), will be available after tomorrow from the registered office of Tele Pizza, S.A., as well as from the company's web page www.telepizza.es for consultation by any Shareholder requesting the same, since we consider that such documentation is a significant fact.

1. Unabridged text of the Annual Accounts, the Management Report and the proposal for allocation of results referred to the fiscal year 2003 of the Company and its Consolidated Group, as well as the relevant reports issued by the Auditor (First Item on the Agenda).

2. Financial statement submitted by the Board of Directors in connection with the Second Item on the Agenda as provided for in Art. 216 a) of the Companies Act.

3. Administrators' Report in relation to the authorization and delegation of powers to the Board of Directors for the capital increase (Fifth Item on the Agenda).

4. Administrators' Report about the proposal for an amendment of article 7 (*Legitimation of shareholders*), article 10 (*Powers of the Meeting*), article 16 (*Representation at the General Meeting*), and article 21 (*Way of adopting resolutions and exercising the vote by remote communication*) of the Articles of Association in order to comply with provisions set forth in Act 26/2003 of 17 July, and about the proposal for the Rules of the General Meeting of Shareholders of Tele Pizza, S.A. (Sixth and Seventh Item on the Agenda).

5. Unabridged text of the proposals for resolutions corresponding to the items on the Agenda.

6. Unabridged text of the proposal for the Rules of the General Meeting of Shareholders of Tele Pizza, S.A. (Seventh Item on the Agenda), as well as the Rules of the Board of Directors being the object of information.

7. The Annual Report on Corporate Government and Explanatory Report of the Auditing Commission and Compliance.

Do not hesitate to contact us for any clarification you may deem fit.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

Outstanding facts and other information

TELE PIZZA, S.A.

<u>Date: 25/06/04</u> **<u>Outstanding Fact 50851</u>**

The company communicated that it had entered into a Masterfranchise agreement with the Campero Grupo for the Republic of Guatemala.

COMMUNICATION OF SIGNIFICANT FACT

Madrid, 25th June 2004

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, this is to inform the following significant fact for inclusion thereof in the public records of the said National Securities and Investment Board.

Telepizza and Grupo Campero have entered into a Masterfranchise agreement for the Republic of Guatemala, as provided for in the Pilot Plan begun in Central America in the year 2002.

The carrying out of this Masterfranchise will mainly take place through the installation of "Corners Telepizza" at Campero Restaurants. At present, there are 27 Telepizza points of sale that have been opened in Guatemala as a result of the implantation and implementation of the Pilot Plan.

In addition, Telepizza and Grupo Campero have extended until the 30th of September of the current year the Pilot Plan for El Salvador where there are at present 19 Telepizza Points of Sale. Grupo Campero may apply for the Masterfranchise for the said country as well as for the rest of the Central American countries.

Yours truly,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 29/06/04 **Outstanding Fact 50888**

The company communicated the resolutions adopted by the General Meeting of Shareholders held on that same day.

<u>COMMUNICATION OF SIGNIFICANT FACT</u>

Madrid, 29th June 2004

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, this is to inform the following significant fact for inclusion thereof in the public records of the said National Securities and Investment Board.

This 29th day of June 2004, the second call of the Ordinary General Meeting of Shareholders of Tele Pizza, S.A. has been held. The meeting was validly constituted with the attendance, including those who were present and those who were represented, of shareholders of the Company owning a total of 122,322,076 shares (655,451 shares being present and 121,666,625 shares being represented), which represented 54.71% of the share capital.

In accordance with the item on the Agenda proposed to the Ordinary General Meeting for consideration and approval, the following resolutions were adopted:

First.- Examination and approval, if applicable, of the Annual Accounts and the Management Report, of both Tele Pizza, S.A. and its Consolidated Group of Companies, as well as the proposal for allocation of results, and the management work carried out by the Board of Directors, all this referred to the fiscal year 2003.

The resolution was passed with the vote of 99.43% in favour.

Second.- Shareholders' remuneration: Distribution of an amount on account of dividends in the fiscal year 2004, after partial application of the voluntary reserves account to the legal reserve allocation and the offset of losses occurred in previous fiscal years.

The resolution was passed with the vote of 99.46% in favour.

Third.- Ratification of appointment and re-election of a Director.

The resolution was passed with the vote of 99.41% in favour.

Fourth.- Authorization for the derivative purchase of own shares as provided for in Art. 75 and concordant articles of the Companies Act, rendering without effect, because of the term that has not elapsed, the third resolution adopted by the Ordinary General Meeting of Shareholders of 24 June 2003.

The above resolution was passed with the vote of 99.38% in favour.

Fifth.- Delegation of the required powers to the Board of Directors to resolve on a share capital increase by one or several times up to the limit of 50% of the share capital at the time when such increase is authorized, through monetary contributions and in a term of five years from the date of the Meeting, expressly

conferring on the Board of Directors the power of excluding the preferential subscription right in connection with the above capital increase whenever so required in the interest of the company, the foregoing in accordance with provisions set forth in Art(s).153 and 159 of the Companies Act.

The above resolution was passed with the vote of 99.40% in favour.

Sixth.- Amendment of article 7 (Legitimation of shareholders), article 10 (Powers of the Meeting), article 16 (Representation at the General Meeting), and article 21 (Way of adopting resolutions and exercising the vote by remote communication) of the Articles of Association in order to comply with provisions set forth in Act 26/2003 of 17 July.

The resolution was passed with the vote of 99.42% in favour.

Seventh.- Approval, if applicable, of the Rules of the General Meeting of Shareholders of Tele Pizza, S.A.

The resolution was passed with the vote of 99.42% in favour.

Eighth.- Designation of auditor for the fiscal year 2004.

The resolution was passed with the vote of 99.43% in favour.

Ninth.- Approval, if applicable, of the Long-Term Incentive Program pursuant to article 130 and the Additional Fourth Provision of the Companies Act.

The resolution was passed with the vote of 99.38% in favour.

Tenth.- Delegation of powers in favour of the Board of Directors for the construction, enforcement, execution, formalization, development and, if applicable, amendment of the above resolutions.

The resolution was passed with the vote of 99.40% in favour.

With regard to the above items on the Agenda, the texts of the proposals which have been approved at the Meeting held today, were informed to this National Securities and Exchange Commission as a Significant Fact on the 1st of June 2004.

We enclose a press release that will be distributed in the course of today.

Yours truly,

Signed by: Javier Gaspar Pardo de Andrade
Board Member-Secretary of the Board Directors of Telepizza, SA.